UNITED STATE
SECURITIES AND EXCHANG
Washington D.C. 2

02021909

SEC MAIL PROCESSING RECEIVED APR 25 2002 WASH. D.C. 154 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC File Number
8- 50140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2001** and ending **December 31, 2001**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Loop Capital Markets, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
200 W. Jackson, Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Albert R. Grace, Jr (312) 913-4905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of f acts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Albert R. Grace, Jr.** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Loop Capital Markets, LLC**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

OFFICIAL SEAL
WANDA D. WHITE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-12-2005

Albert Grace
Signature

President
Title

Wanda D. White
Notary Public

This Report** contains (check all applicable boxes):

[X] (a) Facing Page
[X] (b) Statement of Financial Condition
[X] (c) Statement of Income (Loss)
[X] (d) Statement of Changes in Financial Condition
[X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
[X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
[X] (g) Computation of Net Capital
[X] (h) Computation for Determination of reserve Requirements Pursuant to Rule 15c-3-3
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
[ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

(Filed Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934)

LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONIDTION

DECEMBER 31, 2001 AND 2000

Table of Contents

Independent Auditors' Report

To the Members of
Loop Capital Markets, LLC
Chicago, Illinois

Certified Public Accountants
Financial & Management Consultants
Kupferberg, Goldberg & Neimark, LLC
225 N. Michigan Ave. 11th Floor
Chicago, Illinois 60601-7601
312.819.4300 FAX 312.819.4343
e-mail: kgn@kgn.com
www.kgn.com
Member: Kreston International
Member: The Leading Edge Alliance

We have audited the accompanying statements of financial condition of Loop Capital Markets, LLC as of December 31, 2001 and 2000 that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

January 31, 2002

LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets		
Cash and cash equivalents	$ 5,855,058	$ 1,136,479
Receivables		
Underwriting receivables	1,398,056	446,482
Commissions receivable	103,210	30,947
Receivable from clearing broker	135,365	144,720
Advances to member and employees	-	20,000
Debt securities owned at market value	-	6,255,983
Due to Torchstar Communications, LLC	4,992	-
Total Current Assets	7,496,681	8,034,611
Property and Equipment		
Equipment held under capital lease	111,594	44,849
Computer equipment	86,434	65,043
Furniture and fixtures	34,652	34,652
Total Property and Equipment	232,680	144,544
Less-accumulated depreciation and amortization	138,769	77,595
Net Property and Equipment	93,911	66,949
Other Assets		
Investment in Torchstar Communications, LLC	-	98,189
TOTAL ASSETS	$ 7,590,592	$ 8,199,749

See notes to statements of financial condition.

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
Current Liabilities		
Senior revolving line-of-credit	$ -	$ 5,630,385
Obligations under capital leases	**40,207**	14,058
Accounts payable and accrued expenses	**1,939,178**	950,213
Due to clearing broker	-	49,078
Total Current Liabilities	**1,979,385**	6,643,734
Non-Current Liability		
Obligations under capital leases	**35,678**	22,681
Subordinated Borrowings Under Revolving Line-of-Credit	**2,500,000**	248,500
Members' Equity	**3,075,529**	1,284,834
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 7,590,592**	$ 8,199,749

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

NOTE 1 - NATURE OF OPERATIONS

Loop Capital Markets, LLC (the Company) was organized as a limited liability company, under the Limited Liability Company Act of Illinois. The Company's operating agreement expires April 4, 2027. The Company is an introducing broker and dealer and registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. The Company does not carry security accounts for customers or performs custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). As a limited liability company, the members' liability is intended to be limited to their equity in the Company.

The Company provides municipal, taxable fixed income and equity securities, underwriting services, financial advisory, equity and fixed income research, and trading execution for institutional customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profits and losses arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement basis with related commission revenue and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the assets and is recorded on an accelerated method over five years.

Investments

The company carries its investment in a limited liability company on the equity method.

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Equity and fixed income commissions are recorded on a trade-date basis. Underwriting commissions are recorded and earned net of sales commissions when all significant items relating to the underwriting cycle are substantially completed. Investment advisory fees and interest income are recorded when earned.

Income Taxes

The Company is being treated as a partnership under the Internal Revenue Code and its taxable income or loss is reported directly by its members. Accordingly, federal income taxes are not reflected on the accompanying financial statements. The Company is liable for state taxes.

Use of Estimates

The financial statements have been prepared in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – SENIOR REVOLVING LINE-OF-CREDIT

On February 22, 1998, the Company entered into a $10,000,000 senior revolving line-of-credit agreement with The Northern Trust Company, bearing interest at the prime rate (9% at December 31, 2000) less 1% due on April 30, 2001. This line-of-credit was extended on April 29, 2001 to April 30, 2002. On January 22, 1999, the available line-of-credit was increased to $15,000,000. This line-of-credit is collateralized by the Company's securities inventory.

At December 31, 2001 and 2000, the Company had outstanding advances under this revolving line-of-credit agreement of $-0- and $5,630,385, respectively.

Under the terms of this agreement the Company is subject to certain restrictive covenants, including minimum capital requirements, securities inventory concentrations, capital withdrawals, and maximum aggregate indebtedness.

NOTE 4 – SUBORDINATED REVOLVING LINE-OF-CREDIT

On January 13, 1998, the Company entered into a $2,500,000 subordinated revolving line-of-credit agreement with First National Bank of Chicago (now Bank One) bearing an interest rate at 12% per annum, expiring September 21, 2001. On September 22, 1998, the Company obtained NASD approval that the borrowings under this agreement are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

The Company had outstanding advances under the revolving line of credit agreement of $-0- and $248,500 at December 31, 2001 and 2000, respectively.

On August 21, 2001, the Company entered into a $2,500,000 subordinated revolving line of credit agreement with Harris Trust and Savings Bank bearing an interest equal to the lesser of the prime rate plus 2.25% or an adjusted LIBOR rate as defined in the agreement, expiring September 30, 2002. On September 4, 2001, the Company obtained NASD approval that the borrowings under this agreement are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. The Company had an outstanding advance of $2,500,000 at December 31, 2001.

Under the terms of this agreement the Company is subject to certain restrictive covenants, including minimum capital requirements, securities inventory concentrations, capital withdrawals, and maximum aggregate indebtedness.

NOTE 5 – CAPITAL LEASE OBLIGATIONS

On May 1, 2000, the Company purchased $44,849 of equipment under a capital lease agreement. The lease terms extend through May 2003. In 2001, the Company purchased $66,745 equipment under capital lease agreements. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over its estimated useful life.

Future minimum lease payments due under capital lease obligations subsequent to December 31, 2001 are:

December 31,	**2001 Amounts**	2000 Amounts
2001	**$ -**	$ 17,334
2002	**45,934**	17,334
2003	**35,823**	7,223
2004	**3,350**	-
Total minimum future lease payments	**85,107**	41,891
Less amount representing interest	**(9,222)**	(5,152)
Present Value of Future Minimum Lease Payments	**75,885**	36,739
Less Current Portion	**(40,207)**	(14,058)
Non-Current Portion	**$ 35,678**	$ 22,681

NOTE 6 – OPERATING LEASE COMMITTMENTS

The Company leases various office space and equipment under noncancellable operating leases. On November 20, 2001, the Company entered into a 124-month lease agreement, effective February 1, 2002 for the lease of office space. Monthly rent payments range from $13,062 to $16,720.

Future minimum payments under these noncancellable leases subsequent to December 31, 2001 are:

Year Ended December 31,	Amounts
2002	$ 212,005
2003	187,466
2004	164,342
2005	168,449
2006	172,664
Thereafter	1,013,470
Total Minimum Lease Payments	$ 1,918,396

Total rent expense approximated $283,000 and $219,000 for the years ended December 31, 2001 and 2000, respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company leases certain office equipment from JKM Leasing, L.L.C ("JKM"). JKM is wholly owned by one of the members of the Company. The Company paid approximately $5,400 and $36,200 to JKM during the respective years ended December 31, 2001 and 2000.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company has adopted an employee 401(K) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made no matching contributions for the years ended December 31, 2001 and 2000.

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), and the capital rules of the NASD, which require the maintenance of minimum net capital.

The Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) requires the Company to maintain a minimum net capital of $100,000 in 2001 and $250,000 in 2000 and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. (SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001 and 2000, respectively, the Company had net capital, as defined, of $4,968,324 and $1,205,576 and required net capital, as defined, of $134,338 and $250,000, respectively, resulting in excess net capital of $4,833,986 and $955,576, respectively. The Company's ratios of aggregate indebtedness to net capital were .41 to 1, and .86 to 1, respectively.

NOTE 11- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities through its principal correspondent broker/dealer. In the event its principal correspondent broker/dealer does not fulfill its obligations, the company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of the broker/dealer.

The Company's cash is primarily held by one major financial institution. Deposits held with this institution exceed the amount of federal insurance provided for such deposits. These deposits may be redeemed upon demand.